SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OMNIRELIANT HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

68215T 10 4

(CUSIP Number)

John N. Giordano, Esq.,

Bush Ross, P.A.

1801 North Highland Ave.,

Tampa, Florida 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008*

(Date of Event Which Requires Filing of This Statement)

* The filing person has filed this schedule pursuant to Rule 13d-2(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2007 by Famalom, LLC and Christopher D. Phillips to reflect the disposition of 1,500,000 shares of common stock of OmniReliant Holdings, Inc. by the reporting persons.

CUSIP No. 68215T 10 4

1.	Names of Reporting Persons.

FAMALOM, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11)

0
14.	Type of Reporting Person

OO

CUSIP No. 68215T 10 4

1.	Names of Reporting Persons.

CHRISTOPHER D. PHILLIPS
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11)

0
14.	Type of Reporting Person

IN

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of OmniReliant Holdings, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4902 Eisenhower Blvd., Suite 185, Tampa, Florida 33634.

Item 2.	Identity and Background.

This statement is being filed by Famalom, LLC, a Florida limited liability company (“Famalom”). Famalom is principally engaged in the business of investing. Famalom’s business address is 4902 Eisenhower Blvd., Suite 185, Tampa, Florida 33634.

Famalom’s sole member is Christopher D. Phillips whose business address is 4902 Eisenhower Blvd., Suite 185, Tampa, Florida 33634. Mr. Phillips is a citizen of the United States.

During the past five years, neither Famalom nor Mr. Phillips has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 14, 2007, Apogee Financial Investments, Inc. distributed 3,000,000 shares of the Issuer’s Common Stock it held to its three owners. Mr. Phillips holds a 50% interest in Apogee Financial Investments, Inc. As a result of the distribution, Famalom received 1,500,000 shares of Common Stock of the Issuer. On January 16, 2008, Famalom sold all of its securities of the Issuer.

Item 4.	Purpose of Transaction.

On January 16, 2008, Famalom sold all of its securities of the Issuer.

Except as set forth in this Item, Famalom does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Prior to January 16, 2008, Famalom beneficially owned 1,500,000 shares, or 10.71%, of the Issuer’s Common Stock. Famalom has the sole power to vote or dispose of all of its respective shares. The capital stock of Famalom is wholly-owned by Mr. Phillips, who is a director of the Issuer. Mr. Phillips has the sole right to control the voting and disposition of the shares owned by Famalom. Neither Famalom nor Mr. Phillips has effectuated any other transactions involving the securities in the last 60 days. On January 16, 2008, Famalom sold its 1,500,000 shares of Common Stock. As a result of the disposition, neither Famalom nor Mr. Phillips owns any shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither Famalom nor Mr. Phillips has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

Joint Filing Agreement by and among Famalom, LLC and Christopher D. Phillips, dated July 25, 2007, filed as Exhibit No. 3 to that certain Schedule 13D filed with the Securities and Exchange Commission on July 26, 2007, which is incorporated herein by reference thereto.

[Signatures on Following Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2008

FAMALOM, LLC

/s/ Christopher D. Phillips
Christopher D. Phillips, Managing Member

/s/ Christopher D. Phillips
Christopher D. Phillips, individually